UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Pistil & Pollen, LLC dba Jane West

Legal status of Issuer:

  Form:

  Limited Liability Company

  Jurisdiction of Incorporation/Organization:

  Delaware

  Date of Organization:

  March 16, 2016

Physical Address of Issuer:

5082 East Hampden Avenue, Suite 242, Denver, CO 80222

Website of Issuer:

www.janewest.com

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Name of qualified third party "Escrow Agent" which the Offering will utilize:

Prime Trust, LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering.

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

$25,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$25,000

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from Target Offering Amount):

$205,000

Deadline to reach the Target Offering Amount:

April 24, 2021

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

2[1]

	Most recent fiscal year-end (2019)	Prior fiscal year-end (2018)
Total Assets	$244,588	$302,302
Cash & Cash Equivalents	$19,481	$45,380
Accounts Receivable	$12,900	$59,972
Short-term Debt	$444,148	$253,023
Long-term Debt	($199,560)	$49,279
Revenues/Sales	$202,814	$204,439
Cost of Goods Sold*	$107,275	$97,542
Taxes Paid	$0.00	$0.00
Net Loss	($374,839)	($368,066)

*Cost of Revenues in the Financial Statements

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

---

[1] The Company's employees are employed by Electric Feel, LLC, a wholly-owned subsidiary of Pistil & Pollen, LLC.

<p align="center">**March 4, 2021**</p>

<p align="center">**FORM C**</p>

<p align="center">**Pistil & Pollen, LLC**</p>



<p align="center">**Up to $205,000**</p>

<p align="center">**Crowd SAFE (Simple Agreement for Future Equity)**</p>

Pistil & Pollen, LLC ("**Pistil & Pollen**", the "**Company**," the "**Issuer**," "**we**," "**us**," or "**our**"), is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $205,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this "**Offering**"). We must raise an amount equal to or greater than the Target Offering Amount by April 24, 2021 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "The Offering and the Securities—The Securities". In order to purchase the Securities, you must complete the purchase process through our intermediary, OpenDeal Portal LLC dba Republic (the "**Intermediary**"). All committed funds will be held in escrow with Prime Trust, LLC (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$25	$1.50	$23.50
Target Offering Amount	$25,000	$1,500	$23,500
Maximum Offering Amount	$205,000	$12,300	$192,700

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2) In addition to the six percent (6%) fee shown here, the Intermediary will also receive a securities commission equal to two percent (2%) of the Securities sold in this Offering.

(3) The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts to Investors participating in such programs without notice.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BEGINNING ON PAGE .

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.


NOTICE REGARDING THE ESCROW AGENT


PRIME TRUST LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.republic.co/jane-west.

The date of this Form C is March 4, 2021.

TABLE OF CONTENTS

ABOUT THIS FORM C	9
CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS	9
SUMMARY	10
The Company	10
The Offering	10
RISK FACTORS	11
Risks Related to the Company's Business and Industry	11
Risks Related to the Offering	21
Risks Related to the Securities	23
BUSINESS	27
Description of the Business	27
Business Plan	27
The Company's Products and/or Services	27
Competition	28
Supply Chain	28
Intellectual Property	29
License Agreements	32
Governmental/Regulatory Approval and Compliance	33
Litigation	33
USE OF PROCEEDS	34
DIRECTORS, OFFICERS, AND MANAGERS	34
Indemnification	35
Employees	35
CAPITALIZATION, DEBT AND OWNERSHIP	36
Capitalization	36
Outstanding Debt	38
Ownership	39
FINANCIAL INFORMATION	40
Operations	40
Cash and Cash Equivalents	40
Liquidity and Capital Resources	40
Capital Expenditures and Other Obligations	40
Valuation	40
Material Changes and Other Information	40
Previous Offerings of Securities	41
TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST	41
THE OFFERING AND THE SECURITIES	42
The Offering	42
The Securities	43
COMMISSION AND FEES	46
Stock, Warrants and Other Compensation	46
TAX MATTERS	46
LEGAL MATTERS	47
DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION	47
ADDITIONAL INFORMATION	47

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Pistil & Pollen, LLC is a Delaware limited liability company, incorporated/formed on March 16, 2016.

The Company is located at 5082 East Hampden Avenue, Suite 242, Denver, CO 80222.

The Company's website is www.janewest.com

The Company conducts business in Colorado, in multiple other U.S. states and territories, and in Canada.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the OpenDeal Portal LLC dba Republic website under https://republic.co/jane-west and is attached as Exhibit D to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum Amount of the Securities Offered	25,000
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	25,000*
Maximum Amount of the Securities Offered	205,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	205,000*
Price Per Security	$1.00
Minimum Individual Purchase Amount	$25.00
Offering Deadline	April 24, 2021
Use of Proceeds	See the description of the use of proceeds on page hereof.
Voting Rights	See the description of the voting rights on page 45.

*The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts to Investors participating in such programs without notice.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products is fragmented with a variety of existing and emerging competitors.

We are producing products to facilitate the combustion and use of medical and recreational cannabis as well as for dry herb combustion and consumption. Competition for these products comes from manufacturers producing glass accessories used for these purposes as well as manufacturers of smokers' accessories that may be repurposed by cannabis consumers. We do not currently face competition from a major cannabis accessory company that also leverages the brand for licensing revenue as the market in the United States is relatively new and developing. Our competitors for the glassware currently include artisans producing smokers' accessories for sale and distribution into local smoke shops and medical and recreational dispensaries in legal cannabis markets. Additionally, dispensaries may offer accessories they source from a multitude of manufacturers offering products on such sources as Alibaba. Our existing competitors, or new entrants to the market, may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position and the likelihood that our products will achieve market acceptance as well as our ability to generate meaningful additional revenues from our products.

We rely on other companies to provide materials for our products.

We depend on these suppliers through our manufacturers. Our proprietary product line, which we refer to as the "**Collection**" was designed and refined with commercial manufacturing facilities that source all of the underlying inputs. Our ability to manufacture may be adversely affected if suppliers or subcontractors of our factories do not provide the agreed upon supplies or perform the agreed upon services in a timely and cost effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide materials which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for particular materials.

We depend on third party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.

In certain instances, we rely on single or limited service providers and outsourcing vendors around the world because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.

We obtain these materials from a limited number of vendors, some of which do not have a long operating history or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties, or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.

These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

We plan to implement new lines of business or offer new products and services within existing lines of business.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

In general, demand for our products and services is highly correlated with general economic conditions.

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

Through third party service providers we indirectly collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, and personally identifiable information of our customers and employees. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise the information stored there and result in unauthorized access, public disclosure or, lost or stolen information. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and potential regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

We are required to comply with various import laws and export control and economic sanctions laws, which may affect our transactions with certain customers, business partners and other persons and dealings between our employees and subsidiaries.

In certain circumstances, export control and economic sanctions regulations may prohibit the export of certain products, services and technologies. In other circumstances, we may be required to obtain an export license before exporting the controlled item. Compliance with the various import laws that apply to our businesses can restrict our access to, and increase the cost of obtaining, certain products and at times can interrupt our supply of imported inventory.

The Company's success depends on the experience and skill of the board of managers, its executive officers and key employees.

In particular, the Company is dependent on Amy Dannemiller who is the Chief Executive Officer of the Company. The Company has or intends to enter into an employment agreement with Amy Dannemiller although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Amy Dannemiller or any manager or executive officer could harm the Company' s business, financial condition, cash flow and results of operations.

We rely on third- party suppliers for the materials used in the manufacturing of our products.

In 2020, the following suppliers provided the following percentage of the listed services, inputs or raw materials:

Supplier or Description: Greenlane Pollen Gear
Service: ASTM, CPSC Child-Resistant Packaging
% of such service: 100.0%

Supplier or Description: Steepfuze, LLC
Service: 8 oz. Ground & 16 oz. Whole Bean Coffee
% of such service: 100.0%

Supplier: Life-N-Living
Service: Travel Collection Manufacturing
% of such services 100%

Supplier: Kush Supply Co.
Service: Custom Joint Tips
% of such services 100%

Supplier: WHT LBL
Service: Handrolled Hemp Mini Joints
% of such services 100%

Supplier: PRE-PACKS, LLC
Service: Packaging, Glass Container Manufacturing
% of such services 100%

Supplier: Elmore Mountain Therapeutics
Service: Topicals, Travel Stick 100 mg CBD
% of such services 100%

Supplier: Famous Brandz
Service: Homegoods, Accessories, Glassware
% of such services 100%

If any of these suppliers changed its sales strategy to reduce its reliance on distribution channels, or decided to terminate its business relationship with us, sales and earnings could be adversely affected until we are able to establish relationships with suppliers of comparable products. Any delay or interruption in manufacturing operations (or failure to locate a suitable replacement for such suppliers) could materially adversely affect our business, prospects, or results of operations. Most of our agreements with suppliers are terminable by either party on short notice for any reason. Although we believe our relationships with these key suppliers are good, they could change their strategies as a result of a change in control, expansion of their direct sales force, changes in the marketplace or other factors beyond our control, including a key supplier becoming financially distressed.

We rely on various intellectual property rights, including trademarks in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented, or designed around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management' s attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against as could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.

In order to achieve the Company's near and long term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The Company intends to use the proceeds from the Offering for unspecified working capital.

This means that the Company has ultimate discretion to use the proceeds as it sees fit and has chosen not to set forth any specific uses for you to evaluate. The net proceeds from this Offering will be used for the purposes that our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. The Company may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause a Purchaser to lose all or a portion of his or her investment.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes- Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management' s time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.

Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The use of cannabis remains illegal under federal law, and therefore, strict enforcement of federal laws regarding the use of cannabis, for either medical or recreational purposes, would prevent us from executing our business plan.

Cannabis is currently a Schedule I controlled substance under the Controlled Substance Act ("**CSA**"). Even in those jurisdictions in which the manufacture and use of medical and/or recreational cannabis has been legalized at the state level, the possession, use and cultivation all remain violations of federal law that are punishable by imprisonment and substantial fines. Moreover, individuals and entities may violate federal law if they intentionally aid and abet another in violating these federal controlled substance laws, or conspire with another to violate them. The U.S. Supreme Court has ruled in *United States v. Oakland Cannabis Buyers' Coop.* and *Gonzales v. Raich* that it is the federal government that has the right to regulate and criminalize cannabis, even for medical purposes. We may be unable to execute our business plan if the federal government were to strictly enforce federal law regarding cannabis. We would have to reposition the marketing and use of our products for dry herbs and would have to discontinue packaging sales related to branded cannabis.

An amendment to the omnibus spending bill, which protects medical cannabis patients and caregivers in legal medical states by prohibiting the U.S. Department of Justice (which includes the DEA) from using federal funds to prevent states from implementing their medical use cannabis laws is currently in effect until September 30, 2021. Congress will then need to include provisions for extension in the budget, pass new legislation or these federal protections may expire. In *USA vs. McIntosh*, the United States Court of Appeals for the Ninth Circuit held that this provision prohibits the U.S. Department of Justice from spending funds from relevant appropriations acts to prosecute individuals who engage in conduct permitted by state medical- use cannabis laws and who strictly comply with such laws. However, the Ninth Circuit's opinion, which only applies to the states of Alaska, Arizona, California, Hawaii, and Idaho, also held that persons who do not strictly comply with all state laws and regulations regarding the distribution, possession and cultivation of medical use cannabis have engaged in conduct that is unauthorized, and in such instances the U.S. Department of Justice may prosecute those individuals.

Additionally, financial transactions involving proceeds generated by cannabis related conduct can form the basis for prosecution under the federal money laundering statutes, unlicensed money transmitter statutes and the Bank Secrecy Act. The Company does not sell cannabis however it may receive proceeds from licensed cannabis processors or producers.

On November 3, 2020, former Vice-President Joe Biden defeated Donald Trump in the presidential election and assumed the office of President on January 20, 2021. Although the Biden Administration is expected to support cannabis reform, it is too early to know what impact this development will have on U.S. federal government enforcement policy.

On December 4, 2020, the U.S. House of Representatives passed the Marijuana Opportunity Reinvestment and Expungement Act (the "**MORE Act**"), which would decriminalize cannabis at the federal level and clear the way to erase nonviolent federal marijuana convictions. The MORE Act also would create a pathway for greater ownership opportunities in the cannabis industry, allow veterans to obtain medical cannabis recommendations from Veteran Affairs doctors, and establish funding sources to reinvest in communities disproportionately affected by the "war on drugs." The current Senate, however, is narrowly controlled by the Democratic Party, and it remains uncertain whether the bill will ultimately be approved and signed into law by President Biden.

Despite the passage of the MORE Act, cannabis remains illegal under federal law as of the date of this Form C. Although the Company's cannabis-related activities are permitted by state law in the states where the Company engages in and intends to engage in business, cannabis remains a Schedule 1 controlled substance under the federal Controlled Substances Act ("**CSA**"), and the penalties for violating the CSA are very serious and, depending on the quantity of cannabis involved, may include criminal penalties of up to twenty (20) years in prison and/or a fine of up to $2,000,000. In addition, the federal government can seize and seek the civil forfeiture of the real or personal property used to facilitate the sale of cannabis as well as the money or other proceeds received in connection with such sale.

The United States Department of Justice has not historically devoted resources to prosecuting individuals whose conduct is limited to possession of small amounts of cannabis for use on private property but relied on state and local law enforcement to address cannabis activity. In the event the Department of Justice reverses stated policy and begins strict enforcement of the CSA in states that have laws legalizing medical and adult-use cannabis in small amounts, there may be a direct and adverse impact to the Company and its revenue and profits.

Thus, as of the date of this Form C, the federal regulatory framework remains unclear. Any changes in state or local laws that reduce or eliminate the ability of companies that acquire our products or packaging to cultivate and produce medical use cannabis would materially and negatively impact our business.

Our ability to grow our business depends on state laws pertaining to the cannabis industry.

Continued development of the medical use cannabis industry depends upon continued legislative authorization of cannabis at the state level. The status quo of, or progress in, the regulated medical use cannabis industry is not assured and any number of factors could slow or halt further progress in this area. While there may be ample public support for legislative action permitting the manufacture and use of cannabis, numerous factors impact the legislative process. For example, states that voted to legalize medical and/or recreational use cannabis in the November 2016 election cycle have seen significant delays in the drafting and implementation of regulations related to the industry. In addition, burdensome regulation at the state level could slow or stop further development of the medical use cannabis industry, such as limiting the medical conditions for which medical cannabis can be recommended by physicians for treatment, restricting the form in which medical cannabis can be consumed, imposing significant registration requirements on physicians and patients or imposing significant taxes on the growth, processing and/or retail sales of cannabis, which could have the impact of dampening growth of the cannabis industry and making it difficult for cannabis businesses to operate profitably in those states.

FDA regulation of medical use cannabis and the possible registration of facilities where medical- use cannabis is grown could negatively affect the medical use cannabis industry and our financial condition.

Should the federal government legalize cannabis for medical use, it is possible that the U.S. Food and Drug Administration ("**FDA**") would seek to regulate it under the Food, Drug and Cosmetics Act of 1938. Additionally, the FDA may issue rules and regulations including certified good manufacturing practices, or cGMPs, related to the growth, cultivation, harvesting and processing of medical cannabis. Clinical trials may be needed to verify efficacy and safety. It is also possible that the FDA would require that facilities where medical use cannabis is grown register with the FDA and comply with certain federally prescribed regulations. In the event that some or all of these regulations are imposed, we do not know what the impact would be on the medical use cannabis industry, including what costs, requirements and possible prohibitions may be enforced. If we are or consumers of our packaging and products are unable to comply with the regulations or registration as prescribed by the FDA, we may be unable to continue to operate.

We may have difficulty accessing the service of banks, which may make it difficult to contract for real estate needs.

Financial transactions involving proceeds generated by cannabis related conduct can form the basis for prosecution under the federal money laundering statutes, unlicensed money transmitter statute and the Bank Secrecy Act. Financial institutions may err on the side of caution when choosing to bank companies due to a perceived risk of such companies being "cannabis" companies (even if we don't touch the plant). Recent guidance issued by the Financial Crimes Enforcement Network, a division of the U.S. Department of the Treasury, clarifies how financial institutions can provide services to cannabis- related businesses consistent with their obligations under the Bank Secrecy Act. Nevertheless, businesses involved in (or perceived to be involved in) the regulated medical use cannabis industry continue to encounter difficulty establishing and/ or maintaining banking relationships. The inability of our licensed counterparts to maintain bank accounts, or closure of our bank accounts, would make it difficult for us to operate our business, increase our operating costs, and pose additional operational, logistical and security challenges and could result in our inability to implement our business plan.

Laws and regulations affecting the regulated cannabis industry and state specific definitions of paraphernalia are constantly changing, which could materially adversely affect our proposed operations, and we cannot predict the impact that future regulations may have on us.

Local, state and federal cannabis laws and regulations are broad in scope and subject to evolving interpretations, which could require us to incur substantial costs associated with compliance or alter our business plan. In addition, violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our operations. It is also possible that regulations may be enacted in the future that will be directly applicable to our proposed business. We cannot predict the nature of any future laws, regulations, interpretations or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business.

Applicable state laws may prevent us from maximizing our potential income.

Depending on the laws of each particular state, we may not be able to fully realize our potential to generate profit. Furthermore, cities and counties are being given broad discretion to ban certain cannabis activities. Even if these activities are legal under state law, specific cities and counties may ban them.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.

We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices or more generally of our business. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Facebook and Instagram have shut down accounts of cannabis businesses and some cannabis related posts are blocked by the social media platforms. Having our social media accounts shut down or blocked could seriously damage our brand or reputation. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, could negatively affect the Company's business.

The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain materials in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company' s products and may reduce demand for the Company's products.

In the event of a product recall, the Company could be required to incur significant expense.

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labeling disclosure. If any of the Company's products are recalled due to an alleged product defect or for any other reason, the Company could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. The Company may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management attention. Although the Company has detailed procedures in place for testing its products, there can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits. Additionally, if one of the Company's significant brands were subject to recall, the image of that brand and the Company could be harmed. A recall for any of the foregoing reasons could lead to decreased demand for the Company's products and could have a material adverse effect on the results of operations and financial condition of the Company. Additionally, product recalls may lead to increased scrutiny of the Company's operations by the FDA, or other regulatory agencies, requiring further management attention and potential legal fees and other expenses.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.

Consumer preferences may result in the need for our products to change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short term fads, mid-term trends, and long term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

We are vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight.

The prices of the material, packaging materials and freight are subject to fluctuations in price attributable to, among other things, changes in supply and demand. Freight charges in particular vary widely when air is used rather than container shipment. We may choose to ship goods in small batches by air to ensure smooth delivery and operations. The sales prices to our customers are a delivered price. Therefore, changes in our input and specifically shipping costs could impact our gross margins. Our ability to pass along higher costs through price increases to our customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which we compete. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower priced or other value offerings which may adversely affect our results of operations.

The supply and price are subject to market conditions and are influenced by other factors beyond our control. We do not have long term contracts with many of our suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase our costs and disrupt our operations.

Substantial disruption to production at our manufacturing and distribution facilities could occur.

A disruption in production at our third party manufacturing facilities could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

Future product recalls or safety concerns could adversely impact our results of operations.

We may be required to recall certain of our products should they be mislabeled, tampered with or damaged. We also may become involved in lawsuits and legal proceedings if it is alleged that the use of any of our products causes injury, illness or death. A product recall or an adverse result in any such litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability or consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our products could adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products.

The consolidation of retail customers could adversely affect us.

Retail customers in our major markets, may consolidate, resulting in fewer customers for our business. Consolidation also produces larger retail customers that may seek to leverage their position to improve their profitability by demanding improved efficiency, lower pricing, increased promotional programs, or specifically tailored products. In addition, larger retailers have the scale to develop supply chains that permit them to operate with reduced inventories or to develop and market their own white label brands. Retail consolidation and increasing retailer power could adversely affect our product sales and results of operations. Retail consolidation also increases the risk that adverse changes in our customers' business operations or financial performance will have a corresponding material and adverse effect on us. For example, if our customers cannot access sufficient funds or financing, then they may delay, decrease, or cancel purchases of our products, or delay or fail to pay us for previous purchases, which could materially and adversely affect our product sales, financial condition, and operating results.

Evolving tax, environmental, food quality and safety or other regulations or failure to comply with existing licensing, labeling, trade, food quality and safety and other regulations and laws could have a material adverse effect on our consolidated financial condition.

Our activities or products, both within and outside of the United States, are subject to regulation by various federal, state, provincial and local laws, regulations and government agencies, including the U.S. Food and Drug Administration, U.S. Federal Trade Commission, the U.S. Departments of Agriculture, Commerce and Labor, as well as similar and other authorities outside of the United States, International Accords and Treaties and others, including voluntary regulation by other bodies. In addition, legal and regulatory systems in emerging and developing markets may be less developed, and less certain. These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including political, economic or social events. The manufacturing, marketing and distribution of food products are subject to governmental regulation that control such matters as food quality and safety, ingredients, advertising, product or production requirements, labeling, import or export of our products or ingredients, relations with distributors and retailers, health and safety, the environment, and restrictions on the use of government programs to purchase certain of our products. We are also regulated with respect to matters such as licensing requirements, trade and pricing practices, tax, anticorruption standards, advertising and claims, and environmental matters. The need to comply with new, evolving or revised tax, environmental, food quality and safety, labeling or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have an adverse effect on our business and results of operations. Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation.

Significant additional labeling or warning requirements may inhibit sales of affected products.

Various jurisdictions may seek to adopt significant additional product labeling or warning requirements relating to the content or perceived adverse health consequences of our product(s). If these types of requirements become applicable to our product(s) under current or future environmental or health laws or regulations, they may inhibit sales of such products.

The Company faces the risk of an economic shutdown or downturn in the economy as a result of pandemics or other national emergencies.

Although many state governments had deemed cannabis dispensaries as "essential" businesses, and were thus permitted to remain open during the recent COVID-19 pandemic, the "lock-downs", "stay-at-home" orders, and resulting shutdown of the economy resulted in a decline in revenue for businesses across most industries. Although the cannabis industry has fared well during the pandemic, should the current health and economic conditions persist, the industry faces the continued risk, which could result in a decline in revenue to the Company.

Pandemics, such as COVID-19, could disrupt cultivation, packaging and distribution of cannabis products.

An outbreak of COVID-19 at the Company's dispensaries, or at affiliated cultivation and processing facilities, could result in a shutdown of such facilities.

Risks Related to the Offering

The Company's management may have broad discretion in how the Company uses the net proceeds of an offering.

Unless the Company has agreed to a specific use of the proceeds from an offering, the Company's management will have considerable discretion over the use of proceeds from their offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual investor's commitment amount based on the Company's determination of an Investor's sophistication.

The Company may prevent Investors from committing more than a certain amount to this Offering based on the Company's belief of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation Crowdfunding rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early; if the Offering reaches its target Offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions in respect of securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities in reliance on specific exemptions to securities registration requirements. Although the Company qualified for all such exemptions, it failed to timely file the requisite Form D and relevant state "blue sky" notice filings, and thus, may not have complied with all relevant state and federal securities laws. The Company is currently in the process of late filing the Form Ds and "blue sky" notices and does not anticipate any regulatory action. However, if a court or regulatory body with the required jurisdiction ever concluded that the Company did violate state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in the Company's prior offerings made in reliance on Regulation D, Rule 506(b). If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The Company's management may have broad discretion in how the Company uses the net proceeds of an offering.

Unless the Company has agreed to a specific use of the proceeds from an offering, the Company's management will have considerable discretion over the use of proceeds from their offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur which will allow the Company to draw down on half of the proceeds of the offering committed and captured during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

<u>Risks Related to the Securities</u>

The Securities will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until there is a change of control or sale of substantially all of the Company's assets.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Series Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Investors are entitled to receive upon such conversion). In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering ("**IPO**") or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities; upon the conversion of the Crowd SAFE to CF Shadow Securities (which cannot be guaranteed), holders of Shadow Securities will be required to enter into a proxy with the intermediary to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the Shadow Securities follow.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (which the occurrence of cannot be guaranteed). Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary ensuring they will vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to enter into a proxy that allows the Intermediary to vote the same way as a majority of the Series B Preferred Shareholders vote. Thus, Investors will never be able to freely vote upon any manager or other matters of the Company.

Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things. .

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

Equity securities acquired upon conversion of SAFE securities may be significantly diluted as a consequence of subsequent financings.

Company equity securities will be subject to dilution. Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from SAFE conversion will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's control and economic interests in the Company.

The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors, including the purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the purchaser's Company securities.

Equity securities issued upon conversion of company SAFE securities may be substantially different from other equity securities offered or issued at the time of conversion.

Company may issue to converting SAFE holders equity securities that are materially distinct from equity securities it will issue to new purchasers of equity securities. This paragraph does not purport to be a complete summary of all such distinctions. Equity securities issued to SAFE purchasers upon their conversion of Company SAFE securities will be distinct from the equity securities issued to new purchasers in at least the following respects: to the extent such equity securities bear any liquidation preferences, dividend rights, or anti-dilution protections, any equity securities issued at the Conversion Price (as provided in the SAFE Agreements) shall bear such preferences, rights, and protections only in proportion to the Conversion Price and not in proportion to the price per share paid by new investors in the equity securities. Company may not provide converting SAFE purchasers the same rights, preferences, protections, and other benefits or privileges provided to other purchasers of Company equity securities.

There is no present market for the Securities and we have arbitrarily set the price.

The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

In a dissolution or bankruptcy of the Company, Investors will not be treated as priority debt holders and therefore are unlikely to recover any assets in the event of a bankruptcy or dissolution event.

In a dissolution or bankruptcy of the Company, Investors of Securities which have not been converted will be entitled to distributions as described in the Crowd SAFE. This means that such Investors will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stock holders, have been paid in full. If the Securities have been converted into CF Shadow Share Securities or SAFE Preferred Securities, the Investors will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted. Neither holders of Crowd SAFE nor holders of CF Shadow Share Securities nor SAFE Preferred Securities can be guaranteed a return in the event of a dissolution event or bankruptcy.

While the Crowd SAFE provides for mechanisms whereby a Crowd SAFE holder would be entitled to a return of their purchase amount, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

In certain events provided in the Crowd SAFE, holders of the Crowd SAFE may be entitled to a return of their principal amount. Despite the contractual provisions in the Crowd SAFE, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential purchasers should not assume that they are guaranteed a return of their investment amount.

There is no guarantee of return on your investment in this Offering.

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A portion of the proceeds from the Offering will be used to pay the accrued and unpaid expenses of certain service providers.

A portion of these proceeds will not be available for the ongoing operations of the Company but will instead be paid to these insiders as repayment for expenses incurred prior to the Offering and owed to them by the Company. These expenses include deferred legal fees of approximately $180,000 and deferred accounting fees of approximately $40,000, as well as payments for any remaining Collection units, including estimated shipping related expenses, which will be made when the goods are ready for shipment.

A majority of the Company is owned by a small number of owners.

The Company is owned by twenty-two (22) members in varied classes of units. The Company is controlled by a three person board with the majority holder of each of the Class A-1, Class A-2 and Class B units appointing a Manager. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these majority investors may be able to exercise significant influence through their Board appointments. The Board is responsible for approving significant Company transactions, and will have significant control over the Company's budget, management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership and Board control could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their Board influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to member approval.

The Securities do not have a discount rate.

The Securities do not have a discount rate, which would be applied to the conversion price of the Securities based on the price of a future equity financing. Convertible securities often provide a discount rate, which is applied to the price of the future financing to determine the conversion price. For instance, if the future equity financing were priced at $10 per share, convertible securities that incorporated a discount rate might be convertible at $8 per share. Such discount rate benefits the convertible security holders, who receive more securities from the conversion than the purchase price of their convertible securities would suggest. The Securities do not have a discount rate and thus, will be convertible at the price established by the future equity financing regardless of the price of such future securities or the future valuation of the Company.

Risks: Legal

Limited Employment of Counsel.

Legal counsel for the Company does not represent the potential investors in connection with the business of Company or any offering of shares or Crowd SAFE, and such counsel disclaims any fiduciary or attorney-client relationship with the investors. Potential Investors should obtain the advice of their own legal counsel regarding legal matters. Legal counsel for the Company was not requested to, and did not attempt to, verify or confirm any statement contained in this Form C and the exhibits hereto.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

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BUSINESS

Description of the Business

We are a cannabis products company and lifestyle brand that curates, designs and sells a variety of products for cannabis consumers. We will produce revenue through licensing, packaging and product sales.

Business Plan

The Company is committed to normalizing and simplifying cannabis use through development of the Jane West brand. Jane West, is a voice for mainstream consumers and women like her who stand to benefit greatly from an alternative to alcohol and pharmaceuticals. She believes that cannabis is the best alternative and showcases her cannabis lifestyle through traditional and social media. Jane West is also a product expert, offering branded glass and the Company's proprietary products (the "**Collection**") to those looking to elevate their cannabis experience with products that seamlessly integrate into a well styled life. In legal markets, Jane West will work with licensed cultivators and processors to select cannabis varietals that may be branded DAY or NIGHT in Jane West packaging. This approach simplifies the consumers buying decision in the dispensary and also offers packaging with a product recommended by Jane West for day or night. We started with pre-rolls and are developing recipes or processes for other delivery forms which may include edibles, tinctures, topicals and vape products. The Company's business strategy leverages its brand, trade secrets and ability to design, develop and distribute functional well-designed cannabis accessories to provide customers with simplified, normalized and seamless integration of cannabis into their active lives.

The Company's Products and/or Services

Product / Service	Description	Current Market
Glass accessories	Beaker, Bubbler, Taster, Steamroller, Bowl, PRE-PACK	Consumers in the global cannabis market
The Travel Collection	Compact, Classic, Solo & Wand	Consumers in the global cannabis market
DAY & NIGHT Capsules	Supplements	Consumers in the global hemp market
LIGHT & DARK Coffee	Coffee	Consumers in the global hemp market
Child Resistant Packaging	ASTM, CPSC Child-Resistant Packaging for Cannabis Consumables	Currently signed partners in 13 states
Hemp Flower	Hemp Flower in Bulk Tins and Mini Joints	Consumers in the global hemp market
Hemp Topical	.5g Topical Stick	Consumers in the global hemp market
Merchandise	Hats, Posters, Koozies	Consumers supporting the brand

We are constantly researching and developing new accessory and packaging products we think might appeal to our customers. We currently offer over 30 product accessory SKUs and anticipate expanding this number through offering additional collaborations of glass and new proprietary product finishes. Packaging sales are expected to expand into other legal markets and intellectual property may be developed in the form of recipes for edibles, tinctures, topicals and the other similar offerings that would launch into markets through licensing and packaging agreements.

The Company employs a variety of direct distribution channels, such as third party wholesalers, retailers and online retailers.

Competition

The Company competes with other cannabis accessory makers such as PAX and artisans of hand crafted accessories. Additionally, the Company may compete more broadly with cannabis brands such as Willie's Reserve, Marley Natural, Tokyo Smoke that market flower and limited accessories and companies such as GRAV, which is one of the largest glass companies offering products suitable for use with cannabis.

The US markets in which the Company's products are sold differ based on the dynamics of each state. For instance, the Company's products may be sold in medical and/ or recreational dispensaries for use by legal cannabis consumers. Additionally, the Company's products may be used to smoke herbs in markets that do not include cannabis dispensaries. In these markets, the Company's products may be sold in local smoke shops or other specialized gift retailers. The Company's products may compete against similar products produced by artisans in local markets. We are not aware of any large global competitors. In many of the markets and industry segments in which we sell the Company's products, we compete against limited branded products and dispensary private label offerings. We are well positioned in the industry segments and markets in which we operate, and seek to hold a leadership or significant market share position. Product quality, performance, value and packaging are also important differentiating factors.

Supply Chain

Glass products are supplied by Valiant Distribution Canada Inc. ("Valiant"), a wholly-owned subsidiary of High Tide, Inc. ("High Tide"), a retail-focused cannabis corporation based in Calgary, Alberta, Canada. The Company will generate licensing revenue related to Valiant's sales of JW branded accessories. Additionally, the Company may hold inventory of Valiant produced glass to offer direct to retailer or consumer with whom the Company has a relationship. The Company relies on its relationship with Valiant to offer the signature glass products. The Company's Collection is designed by Pollen Gear and produced abroad under the joint supervision of the Company and Pollen Gear. The Company owns all designs and may move manufacturing to a number of other facilities if necessary. Collection product packaging is purchased through the Company's manufacturing relationships abroad. Other packaging related to ASTM, CPSC Child-Resistant packaging is purchased from Pollen Gear. In the event Pollen Gear was unable to sell the Company packaging, other vendors exist.

The Company is dependent on the following suppliers:

Supplier or Description	Service, input or raw material provided	Percent of such service, input or raw material from such supplier
Greenlane Pollen Gear	ASTM, CPSC Child-Resistant Packaging	100.0%
Steepfuze, LLC	8 oz. Ground and 16 oz. Whole Bean Coffee	100.0%
Kush Supply Co	Custom Joint Tips	100.0%
WHT LBL	Handrolled Hemp Mini Joints	100.0%
Life-N-Living	Travel Collection Manufacturing	100.0%
PRE-PACKS, LLC	Packaging, Glass Container Manufacturing	100.0%
Elmore Mountain Therapeutics	Topicals, Travel Stick 100 mg CBD	100.0%
Valiant Distribution Canada Inc.	Homegoods, accessories, glassware	100.0%

The Company's customers include distributors, smoke shops, dispensaries, e-commerce stores and individual consumers.

Intellectual Property

Trademarks

Owner	Country	Trademark – Class(es)	Status	App. No.	App. Date	Reg. No.	Reg. Date	Goods/Services
Triple Dutch, LLC	CA	JW - 34	Pending	1905354	06/20/2018			Smoking pipes; Snuff dispensers; Tobacco water pipes; Electronic cigarette cases; Electronic cigarette holders; Electronic cigarettes; Oral vaporizers for smoking purposes.
Triple Dutch, LLC	EU	JANE WEST - 34/35/41	Registered	016782948	05/30/2017	016782948	10/2020	Electronic cigarette cases; Electronic cigarette holders; Electronic cigarettes; Oral vaporizers for smoking purposes; Smoking pipes; Snuff dispensers; smokers' articles none of the aforesaid goods being tobacco or tobacco-related; Advertising services, namely, promoting the brands, goods and services of others; Endorsement services, namely, promoting the goods and services of others; advertising, marketing and promotional services; Providing information, news and commentary in the field of entertainment, pop culture and recreation and leisure activities; entertainment services, namely, personal appearances by an entrepreneur and business woman; entertainment and educational services; organisation of seminars, workshops, conferences.
Triple Dutch, LLC	GB	JANE WEST 34/35/41	Registered	UK00916782948	05/30/2017	UK00916782948	09/08/2020	Electronic cigarette cases; Electronic cigarette holders; Electronic cigarettes; Oral vaporizers for smoking purposes; Smoking pipes; Snuff dispensers; smokers' articles none of the aforesaid

								goods being tobacco or tobacco-related; Advertising services, namely, promoting the brands, goods and services of others; Endorsement services, namely, promoting the goods and services of others; advertising, marketing and promotional services; Providing information, news and commentary in the field of entertainment, pop culture and recreation and leisure activities; entertainment services, namely, personal appearances by an entrepreneur and business woman; entertainment and educational services; organisation of seminars, workshops, conferences.
Triple Dutch, LLC	US	CANNABIS CLEANSE - 44	Registered (Supplemental Register)	87227178	11/04/2016	5318958	10/24/2017	Providing information in the field of alternative health and healing, wellness and nutrition.
Triple Dutch, LLC	US	CANNABIS CLEANSE - 44	Pending (Principal Register)	90/528041	02/12/2021			Providing information in the field of alternative health and healing, wellness and nutrition.
Triple Dutch, LLC	US	JANE WEST - 34	Allowed	87252341	11/30/2016	6211359	12/01/2020	Electronic cigarette cases; Electronic cigarette holders; Electronic cigarettes
Triple Dutch, LLC	US	JANE WEST - 34	Registered	87979819	11/30/2016	5717940	4/02/2019	Oral vaporizers for smoking purposes; Smoking pipes; Snuff dispensers.
Triple Dutch, LLC	US	JANE WEST - 35	Registered	87252365	11/30/2016	5566407	09/18/2018	Advertising services, namely, promoting the brands, goods and services of others; endorsement services, namely, promoting the goods and services of others.
Triple Dutch, LLC	US	JANE WEST - 41	Registered	87252372	11/30/2016	5566408	09/18/2018	Providing information, news and commentary in the field of entertainment, pop culture and recreation and leisure activities; entertainment services, namely, personal appearances by an

							entrepreneur and business woman.
Triple Dutch, LLC		 ("JANE WEST (Stylized)") - 35	Registered	87001996	4/15/2016	5661846	1/22/2019	On-line retail store services featuring a wide variety of consumer goods of others
Triple Dutch, LLC	US	JW - 20	Pending	88202931	11/21/2018			Packaging containers of plastic.
Triple Dutch, LLC	US	JW - 21	Pending	88202973	11/21/2018			Beverageware; Containers for household or kitchen use; Servingware for serving food and drinks; Household storage containers for food; Graters for household purposes; hand operated kitchen grinders; non-electric French press; non-electric kettle.
Triple Dutch, LLC	US	JW - 30	Allowed	88202989	11/21/2018			Coffee; tea.
Triple Dutch, LLC	US	JW - 5	Allowed	88202897	11/21/2018			Nutritional supplements in capsule form and liquid form.
Triple Dutch, LLC	EU	JW – 5/20/21/30	Registered	018056196	04/25/2019	018056196	09/06/2019	Nutritional supplements in capsule form and liquid form; Packaging containers of plastic; Beverageware; Containers for household or kitchen use; Servingware for serving food and drinks; Household storage containers for food; Graters for household purposes; hand operated kitchen grinders; non-electric French press; non-electric kettle; Coffee; tea.
Triple Dutch, LLC	GB	JW – 5/20/21/30	Registered	UK00918056196	04/25/2019	UK00918056196	09/06/2019	Nutritional supplements in capsule form and liquid form; Packaging containers of plastic; Beverageware; Containers for household or kitchen use; Servingware for serving food and drinks; Household storage

								containers for food; Graters for household purposes; hand operated kitchen grinders; non-electric French press; non-electric kettle; Coffee; tea.
Triple Dutch, LLC	GB	JW – 5/20/21/30	Published	1958448	04/23/2019			Nutritional supplements in capsule form and liquid form, namely dietary supplements for general health and well-being; Packaging containers of plastic; Containers for household or kitchen use, namely, containers for beverages and supplements and packaging containers for herbs, excluding containers made of aluminum; Servingware for serving food and drinks, namely, serving trays and serving dishes; Household storage containers for food, excluding containers made of aluminum; Graters for household purposes; Hand operated kitchen grinders, namely, grinders for herbs; Non-electric French press; Non-electric kettle; Beverageware, namely beverage containers; Coffee; tea

License Agreements

Hide Tide/Valiant

On November 25, 2020, the Company announced that its wholly-owned subsidiary, JW Homegoods, LLC, had signed a trademark license agreement with Valiant Distribution Canada, Inc., ("Valiant"), a wholly-owned subsidiary of High Tide, Inc. ("High Tide"), a retail-focused cannabis corporation based in Calgary, Alberta, Canada, which allows Valiant to use the "Jane West" and "JW" trademarks and grants the right to manufacture, promote, distribute and sell certain types of consumption accessories in Canada, the United States, the United Kingdom, and the European Union (the "EU").

High Tide is the largest Canadian retailer of recreational cannabis as measured by revenue, with 66 current locations spanning Ontario, Alberta, Manitoba and Saskatchewan. High Tide's retail segment features the Canna Cabana, KushBar, Meta Cannabis Co., Meta Cannabis Supply Co. and NewLeaf Cannabis banners, with additional locations under development across Canada.

The royalty-based merchandising agreement includes the production of vaporizers, glass filtration devices, grinders and rolling trays, among other items. Under its wholesale business segment, High Tide expects to design and distribute these new products as part of the established Famous Brandz line of consumption accessories, which currently includes the brands of Snoop Dogg Pounds, Cheech and Chong's Up In Smoke, Trailer Park Boys, Jay And Silent Bob, Guns N' Roses, and more.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of the United States (federal, state and local governmental authorities), Canada, and the EU. These laws and regulations are subject to change.

Litigation

None.

Other

The following companies are wholly-owned subsidiaries of the Company:

Name	Entity Type	Location of Formation	Date of Formation	% Owned by Company
JW Homegoods, LLC	Limited Liability Company	Delaware	October 27, 2016	100.0%
Electric Feel, LLC	Limited Liability Company	Delaware	October 17, 2016	100.0%
Her Goods, LLC	Limited Liability Company	Delaware	October 17, 2016	100.0%
Triple Dutch, LLC	Limited Liability Company	Delaware	October 17, 2016	100.0%
Level Twelve, LLC	Limited Liability Company	Delaware	May 2, 2019	100.0%

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	8%	$2,000	8.00%	$16,400
Campaign Marketing Expenses or Related Reimbursement	8%	$2,000	1.00%	$2,050
Estimated Attorney Fees	24%	$6,000	4.00%	$8,200

Estimated Accountant/ Auditor Fees	20%	$5,000	2.44%	$5,002
Inventory			21.95%	$44,997.50
Future Wages			15.00%	$30,750
Repayment of Obligations			34.98%	$71,709
General Working Capital	40%	$10,000	12.63%	$25,891.50
Total	**100.00%**	**$25,000**	**100.00%**	**$205,000**

Intended Use of Proceeds Exceeding 10% of Capital Raised:

Estimated Attorney Fees. The Company intends to use approximately 24% of the proceeds from this Offering for attorney fees related to the preparation of this offering, ongoing reporting and compliance, intellectual property, licensing agreements, and other general corporate legal services.

Estimated Accounting/Auditor Fees. The Company intends to use approximately 20% of the proceeds from this Offering for accounting/auditor fees related to the preparation of financial statements for this Offering, ongoing financial reporting requirements, books and records, and other general accounting services.

General Working Capital. The Company intends to use approximately 40% of the proceeds from this Offering for general working capital related to the day-to-day operations of the company and the execution of the Company's strategic business plans.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Amy Dannemiller	Manager and CEO	Founder, Chairwoman, Women Grow (2014-2017) Founder, Edible Events Company (2013)	MSW, Denver University BS, International Relations, University of Wisconsin

Scot Crow	Manager	Scot Crow is Member and Practice Department Manager: Corporate, M&A, Private Equity, Securities and Tax of Dickinson Wright PLLC.	B.S., Franciscan University J.D. Capital University Law School, Order of the Curie LL.M., Taxation, Capital University Ohio Bar

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently employs 2 employees, who are employed by Electric Feel, LLC, a wholly-owned subsidiary of Pistil & Pollen, LLC.

Employee	Description	Effective Date	Termination Date
Kate Csillagi	Employment Agreement	April 1, 2019	April 1, 2022
Amy Dannemiller	Employment Agreement	October 1, 2017	September 30, 2025

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CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

As of the date of this Form C, the Company's outstanding capital stock consists of:

Type of security	Class A-1 LLC/Membership Interests
Amount outstanding	750,000
Voting Rights	Certain voting rights with Board Representation
Anti-Dilution Rights	Founders units with anti--dilution protection until $2mm in aggregate proceeds raised.
How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	These securities will represent no less than 12.5% of the Company until $2mm in equity capital raised which will mean that Class B, Class C (profits interest) and SAFE will be diluted by a percentage higher than the As in the short run.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	12.718%

Type of security	Class A-2 LLC/Membership Interests
Amount outstanding	750,000
Voting Rights	Certain voting rights with Board Representation
Anti-Dilution Rights	Founders units with anti--dilution protection until $2mm in aggregate proceeds raised.
How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	These securities will represent no less than 12.5% of the Company until $2mm in equity capital raised which will mean that Class B, Class C (profits interest) and SAFE will be diluted by a percentage higher than the Class As in the short run.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	12.718%

Type of security	Class B LLC/Membership Interests
Amount outstanding	1,097,108
Voting Rights	Board representation controlled by majority holder of the Class B units
Anti-Dilution Rights	To the extent that the Company issues any Remaining Class B Membership Units, Units or other equity in the Company (collectively "**New Units**") (other than any issuance pursuant to (i) the sellers of a company or a business (or any related assets) acquired by or merged with the Company as part or all of the acquisition; (ii) any additional Class B Membership Units issued pursuant to the Company's agreements; or (iii) any employee incentive plan that has been adopted by the Company)) and the purchase price per Unit is less than $1.66 (as determined without regard to the operation of the Company's agreements and the issuance of Adjusting Units), as adjusted (a "**Dilutive Transaction**"), contemporaneously with the Dilutive Transaction, (i) the Company will issue to each of the Class B Members additional Class B Membership Units in the Company in an amount which provides them with the Percentage Interest which they would have held in the Company represented by the Units purchased by them on date of the Dilutive Transaction, had the New Units been sold at $1.66 per Unit, as Adjusted ("**Adjusting Units**") and (ii) the number of Remaining Units Class B Units available for purchase by the Class B Members pursuant to the Company's agreements shall be increased to an amount which would provide each Class B Member with the Percentage Interest (upon exercise of an Option) which they would have held in the Company represented by the Units available for purchase by them on date of the Dilutive Transaction, had the New Units been sold at $1.66 per Unit..
How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	18.604%

Type of security	Class C LLC/Membership Interests
Amount outstanding	3,299,996
Voting Rights	None
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	55.960%

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C, the Company has the following additional securities outstanding:

Type of security	Units of Crowd SAFE (Simple Agreement for Future Equity)
Amount outstanding	$526,523.88
Voting Rights	None
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	N/A

Outstanding Debt

As of the date of this Form C, the Company has the following debt outstanding:

Type	
Amount Outstanding	$444,148
Interest Rate and Amortization Schedule	n/a
Description of Collateral	(see below)*
Other Material Terms	n/a
Maturity Date	n/a

* As of December 31, 2019, the company had Accounts Payable of $196,672 due to vendors (including Legal and Professional Fees) and $247,476 in Deferred Wages due to Amy Dannemiller. Otherwise, the company does not have any third-party debt outstanding.

Ownership

The Company is held by twenty (22) members. The largest holder is an entity owned and controlled by Founder Amy Dannemiller with 44.768% of the total units.

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership
Amy Dannemiller	1,294,256 Class A-1 Membership Units 4,795,593 Non-Voting Unrestricted Class C Membership Units 2,799,995 Non-Voting Restricted Class C Membership Units	42.960% total voting percentage.

[Remainder of Page Intentionally Left Blank]

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Pistil & Pollen, LLC was incorporated on March 16, 2016 under the laws of the State of Delaware, and is headquartered in Denver, Colorado. The Company was formed to assume and develop the business of Jane West, LLC, formed January 5, 2014 by Amy Dannemiller, related to brand and product development around the "*Jane West*" name and marks.

Liquidity and Capital Resources

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of February 28, 2021, the Company had an aggregate of $74,000 in cash and cash equivalents, leaving the Company with approximately 3 months of runway. As of December 31, 2019, the Company had $45,380 cash on hand.

The Company has recurring revenue from its packaging partners that is anticipated in Q1 of 2021 and every subsequent quarter the Company's revenue in packaging partnerships grows. Additionally, the Company closed a deal in 2020 with a 21-chain store in Colorado and received a record high $6/unit for that deal which resulted in the Company receiving monthly pay-outs beginning late Q1, 2020. The Company has $170,000 left available on the cap table in its seed round in the Class B shares that could close with potential interested parties in the near term. Additional sales events are planned and deals are being worked out for Q1 and Q2 of 2021.

The funds will continue to be used to execute the Company's business strategy.

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "*Use of Proceeds*", which is an indispensable element of our business strategy.

Capital Expenditures and Other Obligations

The Company intends to make the following material capital expenditures in the future: The Company will acquire proprietary product inventory on a rolling monthly basis. In aggregate, this represents a commitment of approximately $50,000. This number includes shipping costs related to such inventory purchases.

Pursuant to a design agreement with a supplier, the Company will pay royalties of 5% capped at $25,000 per proprietary product.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Units of Crowd SAFE	N/A	$185,805.88	Continued Operations	January 26, 2018	Regulation CF
LLC/Membership Interests	106,024	$176,000.00	Start-up operations	May 1, 2018	Rule 506(b)
LLC/Membership Interests	21,084	$35,000	Start-up operations	November 1, 2019	Rule 506(b)
Units of Crowd SAFE	N/A	$329,182.88	Continued Operations	January 14, 2020	Regulation CF

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counterparty is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

As of March 31, 2020, an immediate family member of Amy Dannemiller loaned the Company $25,000. The loan was repaid in May of 2020. As of December 31, 2020, there were no loans outstanding between related persons.

Amy Dannemiller is entitled to deferred compensation through Electric Feel, LLC, a wholly-owned subsidiary of Pistil & Pollen, LLC, in the amount of $247,476.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $205,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by April 24, 2021 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $25, which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with Prime Trust, LLC until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. **<u>Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.</u>**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering opened and the Company, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the new Offering Deadline must be twenty-one (21) days from the time the Offering opened and the Company and (ii)that all Investors will receive notice of the new offering deadline at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before the new offering deadline.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the amount committed as of the date of the Initial Closing and there are more than twenty-one (21) days remain before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Securities

We request that you please review this Form C and the Crowd SAFE instrument attached as Exhibit C, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company has contracted with Colonial Stock Transfer Co, Inc. to serve as the transfer agent and registrar for the Securities.

Colonial Stock Transfer Co, Inc.

66 Exchange Place, Ste 100

Salt Lake City, UT 84111

www.colonialstock.com

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle Investors to any dividends.

Conversion

Upon each future equity financing resulting in proceeds to the Company of not less than $2,000,000 (each an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Securities, which are securities identical to those issued in such future Equity Financing except (1) they do not provide the right to vote on any matters except as required by law, (2) they require Investors to vote in accordance with the majority of the investors purchasing securities from the Company in such Equity Financing with respect to any such required vote and (3) they do not provide any inspection or information rights (other than those contemplated by Regulation CF or otherwise required by law). The Company has no obligation to convert the Securities in any Equity Financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by (a) or (b) immediately below (the "**Conversion Price**"):

(a) the quotient of $15,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**Safes**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes;

OR

(b) if the valuation of the Company immediately prior to such Equity Financing is less than or equal to $15,000,000.00, the lowest price securities were sold for in the relevant Equity Financing round (see below).

The applicable denominator that is used above (either the lowest price per share of Securities sold in such Equity Financing or the SAFE Price) shall be deemed the "**First Financing Price**" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

The "**SAFE Price**" is equal to $15,000,000.00 divided by the "**Fully Diluted Capitalization**", which is the aggregate number of issued and outstanding units of capital stock, assuming full conversion or exercise of all convertible and exercisable Securities then outstanding, including units of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all units of capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, including these Securities, and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

Such Conversion Price shall be deemed the "**First Equity Financing Price**".

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of an initial public offering of the Company ("**IPO**") or Change of Control (see below) (either of these events, a "**Liquidity Event**") of the Company prior to any Equity Financing, the Purchaser must select, within thirty (30) days of receiving notice, at the option of the Purchaser, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of common securities of the Company equal to the Purchase Amount divided by the quotient of (a) $15,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (x) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (y) any Safes; and (z) convertible promissory notes.

In connection with the Cash Out Option, the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event (or a lesser amount as described below and in the Crowd SAFE). If there are not enough funds to pay the Investors and the holders of other Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor must select, within thirty (30) days of receiving notice, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (or a lesser amount as described above and in the Crowd SAFE)or (ii) a number of shares of the most recently issued preferred stock equal to the Purchase Amount divided by the First Financing Price. Shares of preferred stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

If the Company's managers or board of directors (if the Company is a corporation) determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such capital stock, as determined in good faith by the Company's managers or board of directors (if the Company is a corporation).

Agency Appointment

Pursuant to the Crowd SAFE, the Investor and Company appoint the Intermediary, and its Associated Persons (as defined in FINRA Rule 1011), as their agent, to act for the Investor and Company and in each of the Investor's and Company's name, place and stead, with full power of substitution, and for its use and benefit, to prepare, and to sign, acknowledge, swear to, deliver, file or record, at the appropriate offices, regulatory agencies or other bodies, any and all documents, forms, certificates, and instruments as may be deemed necessary or desirable by the Intermediary to carry out fully the provisions of the Crowd SAFE and Reg. CF in accordance with their terms, which agency shall survive the dissolution of the Company (the "**Agency**"). The Agency will be irrevocable until termination of the Crowd SAFE. The Intermediary disclaims, and each of the parties to the Crowd SAFE agree that the Intermediary shall not have, any and all liability or fiduciary duty that might result from the provision and any actions arising out of it. The Intermediary may assign this Agency to an affiliate under common control without consent.

Dissolution

If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among the Investors, all holders of other Safes (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors or equivalent governing body at the time of the Dissolution Event) and all holders of common stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the CF Shadow Securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities nor the securities issuable upon the conversion of the Securities have voting rights.

The Company does not have any voting agreements in place.

The Company does not have any shareholder or equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

COMMISSION AND FEES

At the conclusion of the Offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the Offering to the Intermediary.

Stock, Warrants and Other Compensation

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the Securities sold in the offering

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Amy Dannemiller

(Signature)

Amy Dannemiller

(Name)

Chief Executive Officer

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Amy Dannemiller

(Signature)

Amy Dannemiller

(Name)

Manager

(Title)

March 4, 2021

(Date)

/s/ Scot Crow

(Signature)

Scot Crow

(Name)

Manager

(Title)

March 4, 2021

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

Pistil & Pollen, LLC and Subsidiaries

**Consolidated Financial Statements
and Independent Accountant's Review Report**

December 31, 2019 and 2018

CohnReznick

Pistil & Pollen, LLC and Subsidiaries

Index

Page

Independent Accountant's Review Report   2

Consolidated Financial Statements

   Consolidated Balance Sheets   4

   Consolidated Statements of Operations   5

   Consolidated Statements of Members' Capital (Deficit)   6

   Consolidated Statements of Cash Flows   7

   Notes to Consolidated Financial Statements   8

Independent Accountant's Review Report

To the Board of Managers
Pistil & Pollen, LLC and Subsidiaries

We have reviewed the accompanying consolidated financial statements of Pistil & Pollen, LLC and Subsidiaries, which comprise the consolidated balance sheets as of December 31, 2019, and the related consolidated statements of operations, members' capital (deficit), and cash flows for the year then ended, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the consolidated financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Report on 2018 Consolidated Financial Statements

The consolidated financial statements of Pistil & Pollen, LLC and Subsidiaries as of December 31, 2018, prior to adjustment, were reviewed by other independent accountants whose report dated January 3, 2020, stated that based on their procedures, they were not aware of any material modifications should be made in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Report on Restatement Adjustments to 2018 Financial Statements

As part of our review of the 2019 consolidated financial statements, we also reviewed the adjustments described in Note 3 that were applied to restate the 2018 financial statements. Based on our review, we are not aware of any material modifications that should be made to the adjustments that were applied to restate the 2018 consolidated financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying consolidated financial statements have been prepared assuming that Pistil & Pollen, LLC and Subsidiaries will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, since inception, the Company has relied on member capital to fund its operations. As of December 31, 2019, the Company has not reached profitability and will likely incur additional losses prior to generating positive cash flow from operations. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's evaluation and plans regarding these matters are also discussed in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

CohnReznick LLP

Baltimore, Maryland
March 1, 2021

Pistil & Pollen, LLC and Subsidiaries

Consolidated Balance Sheets
December 31, 2019 and 2018

	2019	2018
Current assets		
Cash and cash equivalents	$ 19,481	$ 45,380
Accounts receivable	12,900	59,972
Inventory	84,356	91,387
Total current assets	116,737	196,739
Property and equipment	43,250	43,250
Accumulated depreciation	(31,236)	(16,819)
Property and equipment, net	12,014	26,431
Other assets		
Trademarks	115,837	79,132
Total assets	$ 244,588	$ 302,302

<u>Liabilities and Members' Capital (Deficit)</u>

	2019	2018
Current liabilities		
Accounts payable	$ 196,672	$ 130,547
Deferred salaries	247,476	122,476
Total current liabilities	444,148	253,023
Total liabilities	444,148	253,023
Members' capital (deficit)		
Members' capital, contributions net of distributions	$ 1,411,898	$ 1,285,898
Additional paid-in capital	160,755	160,755
Accumulated deficit	(1,772,213)	(1,397,374)
Total members' capital (deficit)	(199,560)	49,279
Total liabilities and members' capital (deficit)	$ 244,588	$ 302,302

See Independent Accountant's Review Report and Notes to Consolidated Financial Statements.

Pistil & Pollen, LLC and Subsidiaries

Consolidated Statements of Operations
Years Ended December 31, 2019 and 2018

		2019		2018
Revenues	$	202,814	$	204,439
Cost of revenues		107,275		97,542
Gross profit		95,539		106,897
Operating expenses				
General and administrative		430,977		418,322
Sales and marketing		21,547		42,224
Depreciation expense		14,417		14,417
Total operating expenses		466,941		474,963
Net operating loss		(371,402)		(368,066)
Other expenses				
Other expenses		(3,437)		-
Total other expenses		(3,437)		-
Net loss	$	(374,839)	$	(368,066)

See Independent Accountant's Review Report and Notes to Consolidated Financial Statements.

Pistil & Pollen, LLC and Subsidiaries

Consolidated Statements of Members' Capital (Deficit)
Years Ended December 31, 2019 and 2018

	Members' capital	Additional paid-in capital SAFEs	Accumulated deficit	Total members' capital (deficit)
Balance as of December 31, 2017	$ 1,105,897	$ -	$ (1,029,308)	$ 76,589
Member contributions	180,001	-	-	180,001
Issuance of SAFEs	-	160,755	-	160,755
Net loss	-	-	(368,066)	(368,066)
Balance as of December 31, 2018	1,285,898	160,755	(1,397,374)	49,279
Member contributions	126,000	-	-	126,000
Net loss	-	-	(374,839)	(374,839)
Balance as of December 31, 2019	$ 1,411,898	$ 160,755	$ (1,772,213)	$ (199,560)

See Independent Accountant's Review Report and Notes to Consolidated Financial Statements.

Pistil & Pollen, LLC and Subsidiaries

Consolidated Statements of Cash Flows
Years Ended December 31, 2019 and 2018

	2019	2018
Cash flows from operating activities		
Net loss	$ (374,839)	$ (368,066)
Adjustments to reconcile net loss to net cash used in operating activities		
Depreciation and amortization	14,417	14,417
Changes in operating assets and liabilities		
Accounts receivable	47,072	(51,237)
Inventory	7,031	(54,108)
Prepaid expenses	-	5,930
Accounts payable	66,125	22,616
Accrued expenses	-	(67)
Deferred salaries	125,000	122,476
Net cash used in operating activities	(115,194)	(308,039)
Cash flows from investing activities		
Trademark expenditures	(36,705)	(40,630)
Net cash used in investing activities	(36,705)	(40,630)
Cash flows from financing activities		
Member contributions	126,000	180,001
Issuance of SAFEs	-	160,755
Net cash provided by financing activities	126,000	340,756
Net decrease in cash and cash equivalents	(25,899)	(7,913)
Cash and cash equivalents at beginning of year	45,380	53,293
Cash and cash equivalents at end of year	$ 19,481	$ 45,380

See Independent Accountant's Review Report and Notes to Consolidated Financial Statements.

Note 1 - Nature of operations

Organization and operations
Pistil & Pollen, LLC (the "Parent") was incorporated on March 16, 2015 in the State of Delaware and was last amended in September 2016. The Parent and its Subsidiaries may be referred to collectively herein as the "Company", "we", "us" or "our". We curate, design, and sell a variety of branded packaging and products for cannabis and hemp consumers. We will produce revenue through royalties, licensing, packaging, and product sales relating to our brands.

Going concern matters
Since inception, the Company has relied on member capital to fund its operations. As of December 31, 2019, the Company has not reached profitability and will likely incur additional losses prior to generating positive cash flow from operations. These matters raise substantial doubt about the Company's ability to continue as a going concern. The Company intends to fund its operations with proceeds from a crowdfunding campaign (see Note 8) and from the sale of its products including fees earned by licensing the use its trademark to others.

Note 2 - Summary of significant accounting policies

Basis of presentation
The consolidated financial statements reflect the accounts of the Company. The consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Basis of consolidation
The financial statements include the consolidated results of JW Homegoods, LLC, Electric Feel, LLC, Triple Dutch, LLC and Her Goods, LLC (collectively, the "Subsidiaries"), which are wholly-owned subsidiaries of the Company. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of estimates
The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the consolidated financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Revisions to accounting estimates are recognized in the period in which the estimates are revised and any future periods affected. The information about significant areas of estimation, uncertainty and judgment considered by management in preparing these consolidated financial statements is as follows:

Estimated useful lives and depreciation of property and equipment
Depreciation of property and equipment is dependent upon estimates of useful lives, which are determined through the exercise of judgment. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that consider factors such as economic and market conditions and useful lives of assets.

Estimated useful lives are reviewed at the end of each reporting period, with the effect of any changes in estimates being accounted for on a prospective basis.

Risks and uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States of America. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, changes in regulations or restrictions on imports, competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2019 and 2018, the Company is operating as a going concern. See Note 1 and Note 9 for additional information.

Cash and cash equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy

Inventory

Inventory is comprised of finished goods, accessories and supplies for cannabis and hemp related products and is recorded at the lower of cost or net realizable value and on a first-in, first out basis.

Trademarks

The Company capitalizes costs related to developing and registering its trademarks, as the Company expects to maintain the use of its trademarks indefinitely. Intangible assets that have indefinite useful lives are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate they might be impaired. The estimated useful lives, residual values, and amortization methods are reviewed at the end of each reporting period, with the effect of any changes in estimates being accounted for on a prospective basis. Therefore, there is no amortization expense recorded in the consolidated statements of operations.

Receivables and credit policy

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customers. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. As of December 31, 2019 and 2018, the Company had $12,900 and $59,972 of accounts receivable, stated, respectively.

Accounts receivable are written off when they are deemed to be uncollectible. Any allowance for doubtful accounts is estimated based on the Company's historical amounts written off, existing conditions in the industry, and the financial stability of the customer. As of December 31, 2019 and 2018, the Company had no accounts deemed to be uncollectible and no reserve balances.

Sales taxes

Various states impose a sales tax on the Company's sales to non-exempt customers. The Company collects the sales tax from customers and remits the entire amount to each respective state. The Company's accounting policy is to exclude the tax collected and remitted to the states from revenue and cost of sales.

Shipping and handling costs
Shipping and handling costs are recorded as cost of revenue and amounts billed to customers for shipping and handling costs are netted against the shipping and handling costs.

Property and equipment
Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resulting gain or loss is reflected in income.

Depreciation is calculated using the straight-line method, based on useful lives of the assets which range from three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property and equipment is used, and the effects of obsolescence, demand, competition, and other economic factors.

Income taxes
The Company has elected to be treated as a pass-through entity for income tax purposes and, as such, is not subject to income taxes. Rather, all items of taxable income, deductions and tax credits are passed through to and are reported by its owners on their respective income tax returns. The Company's federal tax status as a pass-through entity is based on its legal status as a limited liability company. Accordingly, the Company is not required to take any tax positions in order to qualify as a pass-through entity. The Company is required to file and does file tax returns with the Internal Revenue Services ("IRS") and other taxing authorities. Accordingly, these financial statements do not reflect a provision for income taxes and the Company has no other tax positions which must be considered for disclosure. Income tax returns filed by the Company are subject to examination by the IRS for a period of three years. While no income tax returns are currently being examined by the IRS, tax years since 2016 remain open. For income tax purposes, the Company reports on a calendar year basis.

Revenue recognition
The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services has been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Advertising
The Company expenses advertising costs as they are incurred. As of December 31, 2019 and 2018, advertising costs were $19,944 and $31,419, respectively.

Recent accounting pronouncements
In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, *Revenue from Contracts with Customers*. Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration that the Company receives or expects to receive for those goods or

services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities effective for annual periods beginning after December 15, 2018, and interim periods within annual reporting periods beginning after December 15, 2019. We are currently evaluating the effect that the updated standard will have on the consolidated financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, *Leases*, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the consolidated financial statements and related disclosures.

In June 2020, FASB issued ASU No. 2020-05 ("ASU 2020-05"), *Revenue from Contracts with Customers (Topic 606)* and *Leases (Topic 842): Effective Dates for Certain Entities*, which provides for the elective deferrals of the Topic 606 and Topic 842 for certain entities.

We have elected to apply the deferral provided by ASU 2020-05 and therefore expect to adopt Topic 606 during the year ending December 31, 2020 and Topic 842 during the year ending December 31, 2022.

The FASB issues ASUs to amend the authoritative literature in the Accounting Standards of Codification ("ASC"). There have been a number of ASUs to date, including those above, that amend the original text of the ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our consolidated financial statements.

Subsequent events
The Company has evaluated subsequent events through March 1, 2021, the date the consolidated financial statements were available to be issued, and concluded that subsequent events have occurred that require disclosure in the notes to the consolidated financial statements (see Note 8).

Note 3 - Restatement 2018 consolidated financial statements

Management identified errors in accounts receivable, inventory, accounts payable, deferred wages, revenue, cost of revenues, general and administrative expenses, other income, and additional paid-in capital. The correction of those errors resulted in an increase in accounts receivable, increase in deferred wages, decrease in general and administrative expenses, decrease in net loss and increase in members' capital as of, and for the year ended, December 31, 2018.

The effects of the changes are as follows:

Assets

	December 31, 2018		
	Previously stated	Change	Restated
Current assets			
Cash and cash equivalents	$ 45,380	$ -	$ 45,380
Accounts receivable	451	59,521	59,972
Inventory	56,578	34,809	91,387
Total current assets	102,409	94,330	196,739
Property and equipment, net	26,431	-	26,431
Other assets			
Trademarks	79,132	-	79,132
Total assets	$ 207,972	$ 94,330	$ 302,302

Liabilities and Members' Capital (Deficit)

	December 31, 2018		
	Previously stated	Change	Restated
Current liabilities			
Accounts payable	$ 127,616	$ 2,931	$ 130,547
Deferred salaries	105,530	16,946	122,476
Total current liabilities	233,146	19,877	253,023
Total liabilities	233,146	19,877	253,023
Members' capital (deficit)			
Members' capital, contributions net of distributions	$ 1,160,898	$ 125,000	$ 1,285,898
Additional paid-in capital	183,286	(22,531)	160,755
Accumulated deficit	(1,369,358)	(28,016)	(1,397,374)
Total members' capital (deficit)	(25,174)	74,453	49,279
Total liabilities and members' capital (deficit)	$ 207,972	$ 94,330	$ 302,302

		Year Ended December 31, 2018			
Revenues	$	207,259	$	(2,820)	$	204,439
Cost of revenues		138,023		(40,481)		97,542
Gross profit		69,236		37,661		106,897
Operating expenses					
General and administrative		460,748		(42,426)		418,322
Sales and marketing		59,123		(16,899)		42,224
Depreciation expense		14,417		-		14,417
Total operating expenses		534,288		(59,325)		474,963
Net operating loss		(465,052)		96,986		(368,066)
Other expenses					
Interest income		2		(2)		-
Total other expenses		2		(2)		-
Net loss	$	(465,050)	$	96,984	$	(368,066)
Net cash flows from operating activities	$	(330,570)	$	22,531	$	(308,039)
Net cash flows from investing activities	$	(40,630)	$	-	$	(40,630)
Net cash flows from financing activities	$	363,287	$	(22,531)	$	340,756

Note 4 - Property and equipment

Property and equipment consist of tooling. The Company capitalizes property and equipment at cost, and depreciates each at a useful life of three years. As of December 31, 2019, and 2018, the Company had accumulated depreciation of $31,236 and $16,819, respectively.

Note 5 - Deferred salaries

The Chief Executive Officer, who is also a Member of the Company, has elected to defer the payment of her salary to a future period. As of December 31, 2019 and 2018, deferred wages were $247,476 and $122,476, respectively.

Note 6 - Members' capital

The Company has the following classes of ownership:

During 2016, 750,000 of Class A-1 units were issued to the original founder and certain strategic partners that helped with the formation of the Company. As of December 31, 2019 and 2018, 750,000 Class A-1 units were issued and outstanding, respectively. The Class A-1 Units were issued during 2016.

During 2016, 750,000 units were issued to two investors. As of December 31, 2019 and 2018, all 750,000 remain outstanding.

Class A-1 and Class A-2 members each have the right to select a member of the three-person Board of Managers. The Class A-1 and Class A-2 members will receive a pro-rata return of capital with the Class B members and have rights to receive a 5 percent per annum return on their investment amounts. Additionally, the Class A-1 and Class A-2 units have non-dilution protection until the Company has raised at least $2,000,000 in total capital from the sale of Class B units or through crowdfunding or other capital raising efforts.

Class B units represent the sale of 1,097,108 units to multiple investors from inception through 2019. The Company has authorized the issuance of $1,200,000 of Class B units. The Class B units have a board seat controlled by the majority holder and the right to a return of capital pari passu with the Class A-1 and Class A-2 units. Class B units will then receive a share of profits after the Class A-1 and Class A-2.

Class C Units represent the issuance of 3,299,995 membership units to the original founders, advisors and key employees during 2016. These units are profit interests to be shared only after the Class A-1, Class A-2 and Class B Units have had their initial capital repaid and subsequent to the Class A-1 and Class A-2 units receiving their 5 percent per annum return. Class C Units do not have voting rights.

As of December 31, 2019 and 2018, the cumulative Class A-1 and A-2 Annual Priority Return is $47,432 and $34,932, respectively, and all of which remains unpaid to the Class A members.

Simple Agreements for Future Equity ("SAFEs")
In 2018, the Company has issued a total of $187,017 in Simple Agreements for Future Equity ("SAFEs"). The Company incurred $26,262 of costs related to the SAFE offering. Upon a future equity financing (an "Equity Financing") equal to or more than $2,000,000, the SAFEs are convertible, at the option of the Company, into CF Shadow Series Securities, which are securities identical to those issued in the Equity Financing other than with respect to: (i) they do not have the right to vote on any matters except those required by law, (ii) they must vote in accordance with the majority of investors with respect to those required votes, and (iii) they are not entitled to any inspection or information rights. The Company does not have an obligation to convert the SAFEs.

Upon conversion, the Company will issue to the investor a number of shares of CF Shadow Series Securities. The number issued shall equal the quotient obtained by dividing the amount paid by the investors by the either the SAFE price (valuation cap of $10,000,000 divided by the fully diluted capitalization of the Company) or the lowest price per share of the securities sold in the Equity Financing, whichever generates the highest number of equities ("Conversion Price").

Note 7 - Contingencies

From time to time the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2019 and 2018, there is no known pending or threatened litigation against the Company.

Note 8 - Subsequent events

The Company has raised $329,183 through crowdfunding from December 31, 2019 through the report date. The Company incurred $39,938 of costs related to the SAFE offering.

The Crowdfunded Offering was made through OpenDeal Portal LLC (the "Intermediary", "Republic" or "Republic.co"). The Intermediary received a 6% commission fee and 2% of the securities issued in this offering.

During March 2020, an immediate family member of the Chief Executive Officer loaned the Company $25,000. The loan was repaid on April 29, 2020.

On December 4, 2020, the Company executed a third amended and restated limited liability company agreement. This amended and restated operating agreement increased the amount of Class B units issued to 1,106,144 and the amount of Class C units to 3,299,996.

In the first quarter of 2020, an outbreak of a novel strain on a coronavirus ("COVID-19") emerged globally. As a result, federal, state and local authorities have implemented certain public safety mandates leading to an overall decline in economic activity which could result in a loss of revenue and other material adverse effects to the Company's financial position, results of operations, and cash flows. The Company is not able to estimate the length or severity of this outbreak and the related financial impact.



CohnReznick

ADVISORY • ASSURANCE • TAX

Independent Member of Nexia International

cohnreznick.com

EXHIBIT B

Offering Page found on Intermediary's Portal.





Company Name	Jane West

Logo	

Headline	One-stop shopping for cannabis consumers, established female led global brand

Hero Image	

Tags	Female Founders, Consumer Goods, Cannabis, B2C

Pitch text	**Summary**

- In 2020, cannabis retailers carrying the Jane West brand tripled from 2019
- Brand globally acknowledged for their expertise in cannabis
- Full catalog of 30+ signature products available, online and in stores
- Raised $1.3M+ in seed round, 80% held by women and people of color
- Prior Republic raises closed $500K+ from 2500+ investors in 42 countries
- U.S. legal cannabis market growing at 28% CAGR, expected $90.4B by 2026

- Licensed cannabis partners secured in 13 U.S. states and across Canada

Problem

Cannabis can be intimidating and there are few trusted brands in the market

Cannabis is legal in 15 states for adults over age 21 and legal for medical use in 36 states total. According to the Pew Research Center, approximately nine in ten Americans favor legalization for recreational or medicinal purposes.

Cannabis curious consumers, especially women and baby boomers, want high quality products they identify with from locally grown companies that care. But forgettable branding, confusing product marketing and unsophisticated products still make consumption feel illicit and erode customer confidence.

Solution

Make cannabis simple: make life #betterwithjane



Our brand is built by cannabis lovers for an emerging market of mainstream consumers.

Thoughtfully designed accessories and home goods offer these consumers a sophisticated cannabis experience at home and on the go. Our team is among 36% of consumers who use cannabis daily and we are dedicated to creating and curating stylish signature products made for flower lovers like us.

Product

Available worldwide

Our diverse collections offer everything consumers need to experience the benefits of cannabis in both legalized and prohibition states.

Widely Available CBD Collection

We partner with the best manufacturers to make quality hemp-derived products sold worldwide. Our Square-supported CBD e-commerce site betterwithjane.com sells direct to consumer.


NEW
CBD STICK
100mg CBD
FULL SPECTRUM
JANE WEST
CBD STICK


NEW
CBD COFFEE
1 POUND
CBD COFFEE - WHOLE BEAN


NEW
CBD COFFEE
8 OUNCE
CBD COFFEE - GROUND


HEMP MINI JOINTS
HEMP DAY MINI JOINTS


HEMP MINI JOINTS
HEMP NIGHT MINI JOINTS






DAY
READY TO ROLL
HEMP BLEND
ROLL-YOUR-OWN HEMP DAY BLEND
NIGHT
READY TO ROLL
HEMP BLEND
ROLL-YOUR-OWN HEMP NIGHT BLEND

Proprietary Travel Collection

We have sold through over 90% of our first 40K units of our signature Travel Collection.   We sell our accessories direct to consumer on our e-commerce site flwr.shop.



THE CLASSIC



THE COMPACT



THE SOLO



THE WAND



THE TUBE



CONES

Wholesale inquiries contact sales@janewest.com

Traction

Our new global trademark license agreement will place our 'Everyday Collection' everywhere

Our royalty-based merchandising agreement with High Tide Inc. will distribute branded consumption accessories to Canada, the United States, the United Kingdom and the European Union this year.

Everyday Line

Our sleek grinders, rolling trays, and ashtrays are essential items for at home consumption.







DAY GRINDER   NIGHT GRINDER





ASHTRAY   SMALL TRAY







Customers

Our products are made for and by cannabis enthusiasts

Our customers love taking pictures with our products and actively engage with our brand on social media. We take feedback seriously and use reviews from customers to continually improve and create new product variants. We hold ourselves and our cannabis partners to stringent standards that protect our brand equity and reinforce our distinctive style.












Business Model

Product sales + branded packaging

Unlike most geographically restricted, state-regulated cannabis businesses, the Jane West brand generates revenue through royalties, proprietary product sales, and branded child resistant packaging. This model monetizes cannabis without the high risk or market-based limitations associated with licensed cannabis production. We are dialed in on our most scalable, highest margin vertical and partner with carefully vetted producers in legal markets to curate every batch.

MAP OF PARTNERS



Find Jane West in:

Alaska
Uncle Herb's

California
Sava
Sonoma Hills Farm
The Working Group

Colorado
The Green Solution
WHT LBL

Florida
Fluent

Maine
Atlantic Farms
Caniba Naturals

Maryland
JOVA Wellness
Mary & Main

Massachusetts
CommCan

Montana
Ember

Ohio
Pure Ohio

Oklahoma
White Rabbit Medicinals

Oregon
SugarTop Buddery
The People's Dispensary

Washington
Dynamic Processors

Washington, D.C.
AltSol

Canada
Tantalus Labs

Spain
CHOKO

Mini Joints, Flower Packs & Pre-Packs

We tripled our cannabis retail footprint in 2020 and successfully launched four new products.



DAY PRE-PACKS® PIPE



NIGHT PRE-PACKS® PIPE



DAY GROUND FLOWER PACKS



NIGHT GROUND FLOWER PACKS



DAY AND NIGHT MINI JOINTS





WHY CUSTOMERS LOVE JANE WEST

DAY AND NIGHT FLOWER

It is made with **100% whole bud** – *never trim.*

It is **perfect for newbies** – *simple and convenient formats.*

It is **great for travelers** – *no gear needed.*

It is **sanitary** – *not everyone wants to share.*



Too many strain options can be overwhelming for customers. Jane's curated Day & Night flower simplifies the buying experience.

When inventory varies, you're losing repeat buyers. Our streamlined selections are consistently available, creating more loyal customers.

Cannabis knowledge can be overwhelming. Our sleek, simple packaging sparks instant understanding.

The Jane West brand has an established global presence, targeting a desirable market.

If you are a licensed producer interested in our packaging partnerships email jane@janewest.com

Market

We address a $20.5B market

The legal cannabis market is currently valued at $20.5B and is estimated to reach over $90.4B globally by 2026. The cannabis market has incredible potential as a major international economic force.

The size of the market opportunity means that if we are successful, we are poised to become one of the world's most valuable and wide reaching cannabis brands. Follow our growth at janewest.com

Vision

Elevating the cannabis experience with the Twenties Collection

Our statement-making new glassware line was inspired by the 20's of the past and to come. We designed pieces that fit seamlessly into your lifestyle and represent our vision for the impending decade of cannabis enlightenment.

Manufactured and distributed by High Tide, the Collection will be widely available in teal, amber and clear colorways this fall.







NEW
GLASSWARE COMING Q3 2021

2020 CANNABOX COLLAB



SUN PIPE



MOON PIPE

2018 FIRST GLASSWARE COLLAB



THE BEAKER – MINT



THE BUBBLER – COBALT



THE SPOON – CLOUD



THE TASTER – MINT



THE STEAMROLLER – COBALT



THE BUBBLER – CLOUD

Investors

Raised over $1.8M to date

We believe that diversity is strength. The company is currently 80% minority held.

22 accredited early stage investors invested $1.3M.

Since 2018, we have raised over $500K on Republic from 2,500+ investors from 42 countries and every U.S. state and territory.

Founders

From the desk of Jane West

I am a proud daily cannabis consumer. I love the plant's smell and taste and the effect it has on me. I prefer smoking flower because it remains the fastest acting, most reliable method I've found.

In 2013, I founded Edible Events Company, hosting cannabis-friendly Friday night cocktail parties designed to normalize consumption. At these parties like-minded adults celebrated legalization at Denver art galleries with elegant food and live music. These events filled a previously empty niche and were immediately popular. They were soon co-sponsored by the Colorado Symphony Orchestra, and media attention followed quickly. Our collaboration - "Red Rocks on a High Note" - was featured on Nightline. After I made another appearance on CNBC promoting cannabis use, I was asked to resign from the "day job" of eight years managing corporate events.



My monthly events were selling out, but they were also pushing the limits of legal social consumption. The parties attracted the attention of the anti-cannabis contingent and the city of Denver. In 2014, a SWAT team shut down my 4/20 brunch event at a small private bakery. In addition to receiving criminal charges and a year's probation, I was explicitly banned from hosting events with cannabis consumption.

The constant media attention put me in the spotlight. Suddenly, women from all walks of life were reaching out to ask how to enter the cannabis industry. With a new criminal record and no actual job in the sector, I certainly didn't think I had sage advice to give. But I am good at organizing people and getting a lot done in a short amount of time, so I pivoted and focused my time on organizing women-led initiatives within cannabis.

I founded Women Grow and held the group's first networking meeting in 2014. Since then over 100,000 people have attended Women Grow networking events. After two years dedicated to building Women Grow, I set off on my own in 2016 to start a first of its kind company making glassware and accessories for flower lovers like me.

I had a vision of my own glassware line and a sophisticated set of dugouts and one hitters that fit my aesthetic. I also dreamed of building my company brick by brick in exactly the way I saw fit. I believe diversity is crucial to success and that the culture of the companies I partner with matters. I raised capital from small investors and built a company that is 80% owned by women and people of color. Today our equity crowdfunding campaigns invite everyday people from all around the world to be part of the Jane West brand. We have closed with $550K from 2500+ investors across 42 countries and every US state and territory.

Thank you for taking the time to learn about how we got here and what we are building. Please considering investing in our future.

My best,

Jane West

Team



| Jane West | Founder | Jane is the Founder and CEO. She is the voice of the brand, passionate about building a real company that changes the way the world sees cannabis. She has an eye for talented people, builds strong teams, and nurtures their success. |



| Kate Csillagi | VP of Sales | Kate is a sales executive with a diverse background in leadership, strategic partnerships, and talent acquisition. Prior to joining forces with Jane West, she led a high performing team for over a decade at GRAV, a leading cannabis accessory brand. |



| Lennox Rees | Graphic Designer | Lennox is a designer and art director with an eclectic background in marketing, brand design, and social media design & curation. She partners with clients to create visual identities, systems, and artwork that connects with the brand's fans. |

Perks

FAQ

How do I earn a return?   We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

EXHIBIT C

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

PISTIL & POLLEN, LLC

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2021

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2021 Crowd SAFE holders, "**Investors**") of $[________] (the "**Purchase Amount**") on or about [________, 2021], Pistil & Pollen, LLC a Delaware limited liability company (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Valuation Cap**" is $15,000,000.

See Section 2 for certain additional defined terms.

1. ***Events***

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of units of the CF Shadow Series of the Capital Stock (whether Preferred Securities or another class issued by the Company), as applicable, sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price (as defined in Section 2).

(ii)   If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Securities or another class issued by the Company) shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(b)   **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, within thirty (30) days of receiving notice, at its option, either (1) to receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (2) to automatically receive from the Company a number of shares of Common Securities equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. In connection with this Section 1(b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event (or a lesser amount as described below).

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor must select, within thirty (30) days of receiving notice, at its option, either to (1) receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) automatically receive from the Company a number of units of the most recent issued Capital Stock (whether Preferred Securities or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price, if the Investor fails to select the cash option. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

Notwithstanding Sections 1(b)(i)(2) or 1(b)(ii)(2), if the Company's board of directors determines or equivalent governance body (for example, the manager(s), if the Company is an LLC) in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors or equivalent governance body.

If the Investor fails to make a, or fails to notify Company of its, selection to receive the cash payment or shares of the most recently issued Capital Stock, as contemplated in this Section 1(b), within thirty (30) calendar days of receipt of notice from the Company of such Liquidity Event, then the Investor shall only be eligible to receive the cash payment option, and the Company shall keep a record of the cash payment contemplated in Section 1(b) that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to the escheatment laws of the State of Delaware.

(c) **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Securities, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Securities as determined in good faith by the Company's board of directors or equivalent governance body at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Securities upon a Dissolution Event and (iii) and all holders of Common Securities.

(d) **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of units in the CF Shadow Series or Common Securities to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" shall mean the Common Securities or Preferred Securities of the Company.

"**CF Shadow Series**" shall mean a series of Capital Stock that is identical in all respects to the shares of Capital Stock (whether Preferred Securities or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Securities in an Equity Financing, the Shadow Series would be Series A-CF Preferred Securities), except that:

(i) CF Shadow Series unit holders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the unit holders of the Company;

(ii) Each of the CF Shadow Series unit holders shall enter into a proxy agreement, in the form of Exhibit A attached hereto, appointing the Intermediary as its irrevocable proxy with respect to any matter to which CF Shadow Series unit holders are entitled to vote by law. Entering into such proxy agreement is a condition of receiving CF Shadow Series units and such agreement provides that the Intermediary will vote with the majority of the holders of the relevant class of the Company's Capital Stock on any matters to which the proxy agreement applies; and

(iii) CF Shadow Series unit holders have no information or inspection rights, except with respect to such rights not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors or equivalent governance body, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

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"**Common Securities**" means common limited liability company membership units of the Company or common stock of the Company, if the Company is restructured as a corporation, including the securities issuable upon the conversion of this instrument pursuant to Sections 1(a) or 1(b). For purposes of this Crowd SAFE, "common limited liability company membership units" refers to those interests in the Company that, as of the relevant event, would be last to receive a repayment of all capital contributions made in respect to such interests.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $2,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**First Equity Financing Price**" shall mean (x) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than or equal to the Valuation Cap, the lowest price per share of the Equity Securities sold in the First Equity Financing or (y) if the pre-money valuation of the Company immediately prior to the First Equity Financing is greater than the Valuation Cap, the SAFE Price (as defined below).

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Securities pursuant to an effective registration statement filed under the Securities Act.

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"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of units of the Company's Capital Stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Securities reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; and (iii) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Securities**" means the preferred limited liability company membership units of the Company or preferred stock of the Company, if the Company is restructured as a corporation, including the securities issuable upon the conversion of this instrument pursuant to Sections 1(b)(i) or 1(d).

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Company Representations*

(a)   The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the state of its organization, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

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(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

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(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of Republic.co and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it

7

will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Agreement; (ii) the execution, delivery and performance by the Investor of the Agreement is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance the Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any units of Capital Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Capital Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Capital Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family

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of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Securities or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Securities. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by

9

state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   If the Company elects to convert to a C-corporation while this Crowd SAFE remains outstanding, the Investor agrees to take any and all actions determined in good faith by the Company to be advisable to reorganize this Crowd SAFE and any securities issuable hereunder. Further, the Investor agrees to take any and all actions determined in good faith by the Company's board of directors or equivalent governance body to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(b)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(c)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of managers, directors or upon any matter submitted to equity holders at any meeting thereof, or to give or withhold consent to any Company action or to receive notice of meetings, or to receive subscription rights or otherwise until Common Stock has been issued upon the terms described herein.

(e)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and

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provided, further, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)   All securities issued under this instrument may be issued in whole or fractional parts, in the Company's sole discretion.

(h)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(i)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(j)   With respect to Section 1(a), the parties hereby appoint the Intermediary, and its Associated Persons (as defined in FINRA Rule 1011), as their agent, to act for the parties and in each of the parties' to this Crowd SAFEs' name, place and stead, with full power of substitution, and for its use and benefit, to prepare, and to sign, acknowledge, swear to, deliver, file or record, at the appropriate offices, regulatory agencies or other bodies, any and all documents, forms, certificates, and instruments as may be deemed necessary or desirable by the Intermediary to carry out fully the provisions of this Crowd SAFE and Reg. CF in accordance with their terms, which agency shall survive the dissolution of the Company (the "**Agency**"). The Agency shall be irrevocable until termination of this Crowd SAFE. The Intermediary disclaims, and each of the parties to this Crowd SAFE agree that the Intermediary shall not have, any and all liability or fiduciary duty that might result from this provision and any actions arising out of it. The Intermediary may assign this Agency to an affiliate under common control without consent.

(k)   The Investor agrees any action contemplated by this Crowd SAFE and requested by the Company must be completed by the Investor within thirty (30) calendar days otherwise the Intermediary's Agency shall act on the Investor's behalf.

(l)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Denver, Colorado. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

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(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

Pistil & Pollen, LLC

By: _____

       Amy Dannemiller, *Chief Executive Officer*
       5082 East Hampden, Suite 242
       Denver, CO 80222
       investor@janewest.com

INVESTOR:

By: _____
Name:
Address:
Email:

Exhibit A – CF Shadow Share Proxy

<p align="center">Irrevocable Proxy</p>

Reference is hereby made to a certain Crowdfunding Simple Agreement for Future Equity (the "***Crowd SAFE***") dated _____, 2021 between Pistil & Pollen, LLC, a Delaware limited liability company (the "***Company***") and $investor_name$ ("***Member"***). In connection with a conversion of Member's investment in the Crowd SAFE into Capital Stock of a CF Shadow Series (as defined in the Crowd SAFE) pursuant to the Crowd SAFE, the Member and OpenDeal Portal LLC (the "***Intermediary***") as another holder of Capital Stock of a CF Shadow Series hereby agree as follows:

1. **Grant of Irrevocable Proxy**.

   (a) With respect to all Capital Stock of CF Shadow Series owned by the Member as of the date of this Irrevocable Proxy or any subsequent date (the "***Interests***"), Member hereby grants to Intermediary an irrevocable proxy under Section 212 of the Delaware General Corporation Law or Section 302 of the Delaware Limited Liability Company Act, as applicable, to vote the Interests in any manner that the Intermediary may determine in its sole and absolute discretion. For the avoidance of doubt, the Intermediary, as the holder of this irrevocable proxy (rather than the Member) will vote the Interests with respect to all meetings of equity holders and other actions (including actions by written consent in lieu of a meeting) on which holders of Interests may be entitled to vote. The Intermediary hereby agrees to vote all Interests consistently with the majority of the Capital Stock on which the CF Shadow Series is based. This proxy revokes any other proxy granted by the Member at any time with respect to the Interests.

   (b) The Intermediary shall have no duty, liability or obligation whatsoever to the Member arising out of the Intermediary's exercise of the this irrevocable proxy. The Member expressly acknowledges and agrees that (i) the Member will not impede the exercise of the Intermediary's rights under this irrevocable proxy and (ii) the Member waives and relinquishes any claim, right or action the Member might have, as an equity holder of the Company or otherwise, against the Intermediary or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.

   (c) This irrevocable proxy shall expire as to those Interests on the earlier of (i) the date that such Interests are converted into Common Securities of the Company or (ii) the date that such Interests are converted to cash or a cash equivalent, but shall continue as to any Interests not so converted.

2. Legend. The Member agrees to permit an appropriate legend on certificates evidencing the Interests or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing Section 1.

3. Representations and Warranties. The Member represents and warrants to the Intermediary as follows:

   (a) The Member has the all necessary rights, power and authority to execute, deliver and perform his obligations under this Irrevocable Proxy. This Irrevocable Proxy has been duly executed and

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delivered by the Member and constitutes such Member's legal and valid obligation enforceable against the Member in accordance with its terms.

(b) The Member is the record owner of the Interests and the Member has plenary voting and dispositive power with respect to such Interests; the Member owns no other equity of the Company; there are no proxies, voting trusts or other agreements or understandings to which such Member is a party or bound by and which expressly require that any of the Interests be voted in any specific manner other than pursuant to this irrevocable proxy. The Member has not entered into any agreement or arrangement inconsistent with this irrevocable proxy.

4. Equitable Remedies. The Member acknowledges that irreparable damage would result if this irrevocable proxy is not specifically enforced and that, therefore, the rights and obligations of the Intermediary may be enforced by a decree of specific performance issued by arbitration pursuant to the Crowd SAFE, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Intermediary may otherwise have available.

5. Defined Terms. All terms defined in this irrevocable proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the Crowd SAFE.

6. Amendment. Any provision of this instrument may be amended, waived or modified only upon the written consent of the (i) the Member and (ii) the Intermediary .

7. Assignment.

(a) In the event the Member wishes to transfer, sell, hypothecate or otherwise assign any Interests, the Member hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Intermediary substantially identical to this irrevocable proxy.

(b) The Intermediary may transfer its rights under this instrument after giving prior written notice to the Member.

8. Severability. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

IN WITNESS WHEROF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR:	**INTERMEDIARY:**
By:	By:
Name:	Name: Authorized Signatory, OpenDeal Portal LLC d/b/a Republic
Date:	Date:

EXHIBIT D

Video Transcript

"Hi, I'm Jane West, founder of the global lifestyle brand that's shaping mainstream cannabis culture. Our first crowdfunding campaign attracted investors from 17 countries. And now we're back to expand our reach to more invested customers today. Two hundred and fifty million Americans have access to some form of legal cannabis, and the vast majority of the country is in favor of legalization with the mainstream embrace of CBD. Cannabis is now a global wellness industry. As a mother, entrepreneur and daily cannabis consumer, I am focused on creating beautiful, functional products that fit seamlessly into my daily routine. Our deal page showcases what we've built to date. We brought our first glass collaboration to life in vibrant colors. We designed, manufactured and imported the first twenty five thousand units of my signature travel collection and sold through 90 percent of that inventory. Our use of funds from the last campaign brought eight of my favorite CBD products to market, and we have partnered with leading license cannabis producers in 10 states to distribute branded Jane West day and night flower products. 2020 is going to be our biggest year yet and we're kicking things off. Raising a small amount of capital on Republic, your investment will fuel the growth of several established verticals with recurring revenue that will have a major impact on our bottom line. We are thrilled to be able to share this opportunity to invest in what we are building. We believe life is better with Jane. And if you agree, invest today."